SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May 2012

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

On May 2, 2012, DHT Holdings, Inc. (the “Company”) filed a Certificate of Designation of Series A Participating Preferred Stock with the Registrar of Corporations of the Republic of the Marshall Islands. Attached hereto as Exhibit 3.1 is the Certificate of Designation, and it is incorporated herein by reference.

On May 2, 2012, the Company entered into an investor rights agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P. Attached hereto as Exhibit 10.1 is the investor rights agreement between the Company and Anchorage Illiquid Opportunities Offshore Master III, L.P., and it is incorporated herein by reference.

On May 2, 2012, the Company issued a press release relating to its results for the first quarter of 2012 and its declaration of a quarterly dividend and announcing the closing of its previously announced backstopped equity offering and concurrent private placement. Attached hereto as Exhibit 99.1 is the press release, and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

3.1	Certificate of Designation of Series A Participating Preferred Stock

10.1	Investor Rights Agreement dated as of May 2, 2012, between DHT Holdings, Inc. and Anchorage Illiquid Opportunities Offshore Master III, L.P.

99.1	Press Release dated May 2, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: May 3, 2012	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer